Exhibit (m)(2)

PIMCO VARIABLE INSURANCE TRUST

DISTRIBUTION AND SERVICING PLAN PURSUANT TO RULE 12b-1

UNDER THE INVESTMENT COMPANY ACT OF 1940

(Class M)

DATED April 1, 2012

WHEREAS, PIMCO Variable Insurance Trust (the “Trust”) is registered under the Investment Company Act of 1940, as amended (“1940 Act”), as an open-end management investment company; and

WHEREAS, the Trust comprises multiple series of beneficial interest (“shares”) (the “Portfolios”) with each Portfolio representing interests in a separate portfolio of securities and other assets; and

WHEREAS, the Trust issues shares of the Portfolios in separate classes of shares, one of which is designated the Class M shares; and

WHEREAS, the Trust offers Class M shares of the Portfolios for sale to the separate accounts (“Separate Accounts”) of insurance companies (“Insurance Companies”) that issue variable annuity or variable life contracts (“Contracts”); and

WHEREAS, certain beneficial owners of the Trust’s Class M shares (“investors”) may require distribution, administrative, recordkeeping, and other investor services, and the provision of such services to investors requiring these services may benefit such investors and facilitate their ability to invest in the Portfolios; and

WHEREAS, issuance of shares of the Portfolios subject to a fee for the Portfolios’ cost of providing distribution, administrative, recordkeeping, and other investor services would allocate the Portfolios’ expense of rendering such services to the investors who receive such additional services; and

WHEREAS, the Trust, on behalf of the Portfolios, with respect to their Class M shares, has entered into Distribution Agreements (“Distribution Agreements”) pursuant to a Distribution Plan (the “Distribution Plan”) and Services Agreements (“Services Agreements”) pursuant to a Services Plan (the “Services Plan”) with various insurance companies, registered investment advisers, registered broker-dealers, banks, trust companies, plan sponsors, recordkeepers and other persons or entities (“Authorized Firms”), either directly or through Pacific Investment Management Company LLC (“PIMCO”) or the Trust’s principal underwriter (the “Distributor”), pursuant to which an Authorized Firm makes available or offers Class M shares of the Portfolios to investors and/or provides certain administrative, recordkeeping and investor services to its clients, members or customers who purchase Class M shares of a Portfolio, directly or indirectly; and

WHEREAS, the Board of Trustees of the Trust (the “Board”) wishes to replace the separate Distribution Plan and Services Plan with a combined Distribution and Servicing Plan for Class M shares as follows (the “Plan”), the Board having determined that adoption of the Plan will not increase materially the amount to be spent for distribution; and

WHEREAS, the Board has determined that there is a reasonable likelihood that the Plan will benefit the Portfolios and their investors;

NOW, THEREFORE, the Trust hereby adopts this Plan with respect to the Class M shares of the Portfolios in accordance with Rule 12b-1 under the 1940 Act on the following terms and conditions:

Section 1. The Trust shall compensate the Distributor for providing, or procuring through an Authorized Firm, distribution, administrative, recordkeeping, and other investor services for Class M shares, at the rates specified in paragraph 2 below, based upon the average daily net assets of the Portfolio attributable to Class M shares.

Section 2. Subject to the limitations of applicable law and regulations, including rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the Distributor will be compensated monthly (or at such other intervals as the Trustees shall determine) for providing or procuring (i) distribution and related services at an annual rate with respect to each Portfolio not to exceed 0.25% of the average daily net assets of the Portfolio attributable to Class M shares (the “Distribution Fee”); and (ii) administrative, recordkeeping, and other investor services at an annual rate with respect to each Portfolio not to exceed 0.20% of the average daily net assets of the Portfolio attributable to Class M shares (the “Servicing Fee”).

Section 3. The payment of fees by the Distributor to an Authorized Firm is subject to compliance by the Authorized Firm with the terms of the Agreement(s) between the Authorized Firm and the Distributor or the Portfolios’ administrator. If an investor ceases to be a client of an Authorized Firm that has entered into an Agreement, but continues to invest in one or more Portfolios, the Authorized Firm will be entitled to receive a similar payment in respect of the services provided to such investors. For the purposes of determining the fees payable under the Plan, the average daily net asset value of the Portfolio shall be computed in the manner specified in the Trust’s Trust Instrument and current prospectus.

Section 4. Without in any way limiting the discretion of the Board, the Distribution Fee may be paid to the Distributor for providing, or procuring through an Authorized Firm, the following activities and services, without limitation:

1. the provision of personal and continuing services to beneficial owners of the shares;

2. receiving, aggregating and processing purchase, exchange and redemption orders of beneficial owners;

3. answering questions and handling correspondence from beneficial owners about their accounts;

4. forwarding shareholder communications to beneficial owners of shares;

5. receiving, tabulating and transmitting proxies executed by beneficial owners of shares;

6. advertising, preparation of sales literature and other promotional materials, and related printing and distribution expenses with respect to the shares;

7. paying employees or agents of the distributor of the Portfolios, other securities broker-dealers and financial intermediaries, sales personnel, or “associated persons” of the Portfolios who engage in or support the provision of services to investors and/or distribution of the shares, including salary, commissions, telephone, travel and related overhead expenses;

8. incurring expenses of training sales personnel regarding the shares;

9. preparing, printing and distributing Portfolio prospectuses (including summary prospectuses), statements of additional information, supplements thereto, and reports to prospective investors;

10. organizing and conducting sales seminars and meetings designed to promote the sale of the shares;

11. paying fees to one or more Authorized Firms in respect of the average daily value of shares beneficially owned by investors for whom the Authorized Firm is the dealer of record or holder of record, or beneficially owned by shareholders with whom the Authorized Firm has a servicing relationship;

12. expenses of obtaining information and providing explanations to Contract owners and wholesale and retail distributors of Contracts regarding Portfolio investment objectives and policies and other information about the Portfolios, including the performance of the Portfolios;

13. expenses of training sales personnel regarding the shares;

14. expenses of personal services and/or maintenance of Contract accounts with respect to shares attributable to such accounts;

15. incurring costs and expenses in implementing and operating the Plan, including capital or other expenses of associated equipment, rent, salaries, bonuses, interest, and other overhead or financing charges; and

16. such other similar activities and services as determined by the Board from time to time.

In addition, the Authorized Firm may enter into an agreement under which the Authorized Firm would be entitled to receive compensation from the Distributor for, among other things, making the shares available to its Contract owners as funding vehicles for their Contracts.

Section 5. Without in any way limiting the discretion of the Board, the Servicing Fee may be paid to the Distributor for providing, or procuring through an Authorized Firm, the following activities and services, without limitation: teleservicing support in connection with Portfolios; delivery of current Trust prospectuses (including summary prospectuses), reports, notices, proxies and proxy statements and other informational materials; facilitation of the tabulation of investors’ votes in the event of a Trust shareholder vote; receiving, tabulating and transmitting proxies executed by or on behalf of investors; maintenance of investor records reflecting shares purchased and redeemed and share balances, and the conveyance of that information to the Trust or PIMCO as may be reasonably requested; provision of support services, including providing information about the Trust and its Portfolios and answering questions concerning the Trust and its Portfolios, including questions respecting investors’ interests in one or more Portfolios; provision and administration of insurance features for the benefit of investors in connection with the Portfolios, which may include fund transfers, dollar cost averaging, asset allocation, portfolio rebalancing, earnings sweep, and pre-authorized deposits and withdrawals; receiving, aggregating and forwarding purchase and redemption orders; acting as the nominee for investors; maintaining account records and providing investors with account statements; processing dividend payments; issuing investor reports and transaction confirmations; providing subaccounting services; general account administration activities; and providing such similar services as the Trust may reasonably request to the extent the Authorized Firm is permitted to do so under applicable statutes, rules or regulation.

Section 6. In the event that activities or services for which the Distributor may be compensated under the Plan are not specifically attributable to any particular Portfolio, the Trust may allocate the Distribution Fee and/or Servicing Fee to each Portfolio deemed to be reasonably likely to benefit from such activities or services based upon the ratio of the average daily net assets attributable to shares of each such Portfolio during the previous quarter to the aggregate average daily net assets attributable to shares of all such Portfolios for such quarter; provided, however that any such allocation shall be subject to review and approval by the Board and may be subject to such adjustments as the Board shall deem appropriate to render the allocation fair and equitable under the circumstances.

Payment of Distribution Fees and Servicing Fees as compensation for any activity or service shall not: (1) duplicate payments for the same activity or service under any other agreement or plan applicable to a Portfolio; or (2) constitute an admission that such activity or service is a distribution-related activity or service.

Section 7. Any Authorized Firm entering into an Agreement under this Plan may also enter into a separate service agreement with PIMCO with regard to the Portfolios.

Section 8. The Plan shall not take effect with respect to the Class M shares of a Portfolio until it has been approved, together with any related agreement, by votes of the majority (or whatever greater percentage may, from time to time, be required by Section 12(b) of the 1940 Act or the rules and regulations thereunder) of both (a) the Board, and (b) the Independent Trustees, cast in person at a meeting called, at least in part, for the purpose of voting on the Plan or such agreement.

Section 9. The Plan, and each related agreement, shall continue in effect with respect to the Class M shares of a Portfolio for a period beyond one year only so long as such continuance is specifically approved at least annually in the manner provided for in Section 8.

Section 10. Any person authorized to direct the disposition of the monies paid or payable by Class M of a Portfolio pursuant to the Plan or any related agreement shall provide to the Board, and the Board shall review, at least quarterly, a written report of the amounts so expended pursuant to this Plan and the purpose for which such expenditures were made.

Section 11. The Plan may be terminated with respect to the Class M shares of a Portfolio at any time by vote of a majority of the Independent Trustees, or by vote of a majority of the outstanding voting securities of the Class M shares of that Portfolio.

Section 12. All agreements with any person relating to implementation of the Plan shall be in writing, and any agreement related to the Plan shall provide:

1. That such agreement may be terminated with respect to the Class M shares of a Portfolio at any time, without payment of any penalty, by vote of a majority of the Independent Trustees or by vote of a majority of the outstanding voting securities of the Class M shares of a Portfolio, on not more than 60 days’ written notice to any other party to the agreement; and

2. That such agreement shall terminate automatically in the event of its assignment.

Section 13. The Plan may not be materially amended unless approved in the manner provided for approval of the Plan in Section 8. The Plan shall not be amended to materially increase the amount spent with respect to a Portfolio without approval by a vote of a majority of the outstanding voting securities of the Class M shares of the Portfolio.

Section 14. While the Plan is in effect, Trustees who are not interested persons of the Trust shall constitute a majority of the Board, and the selection and nomination of Trustees who are not interested persons of the Trust shall be committed to the discretion of the Trustees who are not interested persons of the Trust. While the Plan is in effect, any person who acts as legal counsel to the Trustees who are not interested persons of the Trust shall be an independent legal counsel.

Section 15. The Trust shall preserve copies of the Plan, any related agreement, and any report made pursuant to Section 10 for a period of not less than six years from the date of the Plan or of such agreement or report, the first two years in an easily accessible place.

Section 16. As used in the Plan, (a) the term “Independent Trustees” shall mean those Trustees of the Trust who are not interested persons of the Trust and have no direct or indirect financial interest in the operation of the Plan or any agreements related to it; (b) the terms “assignment”, “independent legal counsel”, “interested person” and “majority of the outstanding voting securities” shall have the respective meanings specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.

Section 17. This Plan has been adopted pursuant to Rule 12b-1 under the 1940 Act and is designed to comply with all applicable requirements imposed under such Rule. Any portion of the Distribution Fees and Servicing Fees deemed to have financed any activity which is primarily intended to result in the sale of the Trust’s shares (within the meaning of Rule 12b-1) shall be deemed to have been paid under this Plan and pursuant to clause (b) of Rule 12b-1.

Section 18. It is understood and expressly stipulated that neither the holders of shares of any Portfolio nor any Trustee, officer, agent or employee of the Trust shall be personally liable hereunder, nor shall any resort be had to other private property for the satisfaction of any claim or obligation hereunder, but the Trust only shall be liable.